6620 West Broad Street Richmond, VA 23230 www.genworth.com

September 11, 2013

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 1, 2013

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated September 10, 2013 to Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filings (the “Comment Letter”). We are submitting this letter to confirm my conversation with your colleague, Frank Wyman, on September 10, 2013 regarding the timing of Genworth’s response to the Comment Letter. As discussed with Mr. Wyman, we anticipate providing a complete response to the Comment Letter on or before October 8, 2013.

Should you have any questions regarding this matter, please contact me at (804) 281-6321.

Sincerely,

/s/ Kelly L. Groh
Kelly L. Groh
Vice President and Controller
(Principal Accounting Officer)

cc:

Frank Wyman, Staff Accountant, U.S. Securities and Exchange Commission

Mary Mast, Senior Staff Accountant, U.S. Securities and Exchange Commission

Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc.

Martin P. Klein, Executive Vice President and Chief Financial Officer, Genworth Financial, Inc.